EXHIBIT 11(a)
Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information
Years ended December 31, 2006, 2005 and 2004

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Net income applicable to common stock	$43,534,000	$41,414,000	$12,790,000

Weighted average common shares outstanding	102,720,744	105,605,873	104,041,030
Shares issueable upon exercise of stock options	774,778	483,884	530,453
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	103,495,522	106,089,757	104,571,483
Net income per common share basic and diluted	$0.42	$0.39	$0.12
The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2006, 2005 and 2004 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Net income (loss) applicable to common stock	$43,534,000	$41,414,000	$12,790,000
Income impact of assumed conversions	5,042,031	5,042,031	5,042,031

Income (loss) available to common shareholders plus assumed conversion	$48,576,031	$46,456,031	$17,832,031

Weighted average common shares outstanding	102,720,744	105,605,873	104,041,030
Shares issuable upon exercise of stock options	774,778	483,884	530,453
Incremental shares from convertible debt	5,581,755	5,581,755	5,581,755

Weighted average common shares plus dilutive potential common shares	109,077,277	111,671,512	110,153,238

Net income (loss) per common share	$0.45	$0.42	$0.16